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Exhibit 99.1

For Immediate Release
November 19, 2003

DRAXIS and University of Toronto Agree to Drop Anipryl® Lawsuits

        Mississauga, Ontario, November 19, 2003- DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), the University of Toronto and the University's Innovation Foundation have mutually agreed to dismiss, without payment, the lawsuits between them with respect to Anipryl®, a tablet for the treatment of cognitive disorders in dogs, including Canine Cushing's Disease.

        "This brings to an end all of the disputes between the University of Toronto and DRAXIS," said Dr. Martin Barkin, President and CEO of DRAXIS Health. "It removes uncertainty around the intellectual property related to Anipryl®, and allows us to continue to focus on growing the company."

        Dr. George Adams, President and CEO of the University of Toronto Innovations Foundation, noted that, "The animal health subsidiary of DRAXIS will continue to license the animal health applications of l-deprenyl technologies owned by UTIF and we look forward to mutual future benefits."

About University of Toronto Innovations Foundation

        The University of Toronto Innovations Foundation's (UTIF) goal is to maximize the impact of the more than $2 million expended every day on research at Canada's leading university and the associated institutions. The Innovations Foundation was founded in 1980 to help researchers capitalize on unique opportunities in a variety of technologies. Staffed by over 20 professionals with a wide variety of technology and business experiences, UTIF is a leader in the field of technology commercialization. UTIF also manages the Exceler@tor, a business incubator for growing technology companies. For more information about the Innovations Foundation, visit: www.innovationsfoundation.com.

About DRAXIS Health Inc.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in 2002 in excess of US$38 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT DRAXIS Health Inc.:
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS and University of Toronto Agree to Drop Anipryl® Lawsuits